Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before taxes(1)	$379.4	$76.9	$209.9	$257.5	$150.7
Add (deduct):
Equity in income of non-consolidated affiliates	(9.6)	(29.9)	(37.7)	(39.4)	(46.0)
Dividends received from non-consolidated affiliates	1.4	2.0	3.5	0.2	―
Capitalized interest	(1.2)	(0.9)	(9.7)	(5.0)	(0.2)
Fixed charges as described below	49.5	43.4	36.4	33.7	33.4
Total	$419.5	$91.5	$202.4	$247.0	$137.9

Fixed charges:
Interest expensed and capitalized	$31.6	$26.3	$21.3	$18.3	$22.3
Estimated interest factor in rent expense(2)	17.9	17.1	15.1	15.4	11.1
Total	$49.5	$43.4	$36.4	$33.7	$33.4

Ratio of earnings to fixed charges	8.5	2.1	5.6	7.3	4.1

(1)
The income from continuing operations before taxes for the year ended December 31, 2011 included a pretax gain of $181.4 million as a result of remeasuring our previously held 50% equity interest in SunBelt.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.